August 19, 2013

VIA EDGAR

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549-7410

Attention:	Larry Spirgel, Assistant Director

Re:	Envoy Group Corp. (“the Company”) Amendment No. 2 to Registration Statement on Form S-1 File No. 333-188785 Filed March 15, 2013

Dear Mr. Spirgel:

In response to your letter of August 2, 2013 addressed to the Company with your comments on the Company’s Registration Statement on Form S-1, filed July 25, 2013, we herewith transmit the Company’s First Amended Registration Statement on Form S-1 in response.  Below, for your ease of reference, are our responses to your comments, which are numbered in a corresponding manner.  For your convenience, we have included each of the Staff’s comments before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company as the context may require.

General

1.

We note your response to comment 3 in our letter dated June 19, 2013. Rule 405 of the Securities Act defines a “shell company” as a registrant that has no or nominal operations and either no or nominal assets; assets consisting solely of cash ands cash equivalents; or assets consisting of any amount of cash and cash equivalents and other nominal assets. According to your disclosure the company has no operations and nominal assets consisting entirely of cash. As stated in prior comment 3, please revise the cover page to prominently indicate that you are a shell company, and discuss the resale limitations of Rule 144(i) in the filing.

Response:

We concur with the staff and have revised the cover page. Secondly, have discussed the resale limitations of Rule 144(i) as a Risk Factor page 9, Second Risk Factor.

2.

We note your response to prior comment 4 in our letter dated June 19, 2013. Please revise your disclosure to confirm that the company is not a blank-check company by providing the representations set forth in our prior comment.

Response:

We concur with the staff and have the disclosure on page 21, Business Description 4th  paragraph.

3.

We note your response to comment 5 in our letter dated June 19, 2013; however, your prospectus still contains excessive repetition. As a general matter, unnecessary repetition of information detracts from rather than enhances clarity. Please review accordingly. Refer to Rule 421 of Regulation C.

Response:

We have revised accordingly any possible unnecessary repetition of information.

Business Summary, page 4

4.

We note your response to comment 13 in your letter dated June 19, 2013. You state repeatedly that the costs of the current offering will be paid “by us” and not with funds from the offering. It is still unclear exactly what this phrase means and what the source of the funds to pay the $9,000 in expenses will be. Please revise to clarify.

Response:

We have clarified this statement in the Business Summary Page 4, 1st paragraph.

5.

We note your revised disclosure in response to comment 14 in our letter dated June 19, 2013 regarding management’s reasons for becoming a public, reporting company. Please expand your disclosure to address the factors listed in our prior comment 14.

Response:

We have expanded the disclosure to address the factors. Page 4, last paragraph

Risk Factors

6.

Refer to comment 16 in our letter dated June 19, 2013. Please continue to revise your risk factor section throughout to avoid describing generic risks that could apply to any development-stage company – for example, that a recently commenced business faces a high risk of failure or that global economic factors may have a negative impact on the business. Instead, specific details, quantified where possible, to explain how the risk specifically applies to your particular situation at the present time.

Response:

We have made the necessary changes where applicable.

7.

We note that you have not included any risk factors relating to the industry in which the company intends to operate. Please revise to include all material risks relating to the industry, or explain in your response why you do not believe that any risks exist at this time.

Response:

We have added Risk Factors relating to the industry in which the company intends to operate;  to wit: the impact of possible government regulation, the availability and adequacy of insurance, the ability to attract and retain staff, adverse publicity, changes in demographic trends and economic conditions.

The company’s election to not opt out of the JOBS Act extended transition…. Page 6

8.

We reissue comment 17 in our letter dated June 19, 2013. The heading to your risk factor suggests that you are going to discuss the risk resulting from only one aspect of the JOBS Act- the company’s election to use the extended transition period for complying with new or revised financial accounting standards available under Section 102(b)92)9B) of the Act. However, the matters discussed in the second paragraph of this risk factor do not flow from this election. Please revise to either change the risk factor heading to address all the risks discussed or make the second paragraph a separate risk factor. In all cases remove the second sentence of the second paragraph because it does not relate to the rest of the disclosure in that paragraph.

Response:

We concur with the staff and removed the 2nd sentence from the second paragraph on Page 6.

We are unable to provide a time table for the implementation…. Page 11

9.

We note your response to comment 18 in our letter dated June 19,2013; however, the significance of the 18-month period is still unclear. Please revise to clarify the last clause of the first sentence, “which we believe of 18 months from the time of total funding.” Clarify the significance of the 18-month period. Also clarify why you are unable to provide a timetable. Is it merely because you are not sure when you will be able to obtain additional funding? If so, please state this. State also how long you would need after funding to implement your plan. Moreover, you state that you would “require” a total of $575,000 in order to implement your business plan. If by this statement you mean that this amount will be required to fully implement your business plan, please state this. Also state, if true, that by describing your business plan as “scalable,” you mean that if less than $575,000 in funding were available you could implement your business on a smaller scale. We note that your MD&A disclosure on page 28 appears to indicate that you could implement the business plan with as little as 35% of the $575,000.

Response:

We have revised this Risk Factor page 12, 1st Risk Factor.

Stockholders may have limited access to information because Envoy Group Corp. is not yet a reporting issuer and my not become one, page 14

10.

Please revise the risk factor heading and disclosure so that it is clear that the company will become a reporting company after the registration statement is effective under Section 15(d) of the Exchange Act, but that you may suspend your reporting obligations under certain conditions (e.g. 300 shareholder threshold). Also clarify that, even though you will be a reporting company, since you do not intend to register your common stock under Section 12 of the Exchange Act, you will not be subject to the Commissions proxy, tender offer, and short swing insider trading rules.

Response:

We have revised the Risk Factor heading and disclosure so that it is clear that the Company will become a reporting company after the registration statement is effective under Section 15(d) of the Exchange Act.  Page 15 Last Risk Factor.

Government Regulation, page 23

11.

We note your response to comment 23 in our letter dated June 19, 2013. Please revise your disclosure providing greater detail regarding the nature of “basic licensing, inspections, and monitoring” and staffing ratios. Clarify to which areas of your services these regulations will apply and how they will impact your business.

Response:

We have revised our disclosure. Page 25, Government Regulations.

Exhibit 5

12.	Please tell us why two separate legality opinions have been filed.

Response:

We provided two separate legality opinions due to the clerical error of the initial S-1 (Exhibit 5.1 is the Correction) and Current Legality opinion for S-1/A (Exhibit 5.2) Please disregard the Exhibit submission 5.1.

Sincerely,

Envoy Group Corp.

/s/ Angela Collette

Angela Collette

Attorney and Counselor at Law